U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 10, 2017

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:         HOTCHKIS & WILEY FUNDS (the “TRUST”)
Securities Act Registration No: 333-68740
Investment Company Registration No: 811-10487

To Whom It May Concern:

On behalf of the Trust, and pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N‑1A filed on April 7, 2017.

Post-Effective Amendment No. 45 was filed pursuant to Rule 485(b) under the 1933 Act for the purpose of adding a new share class to the series of the Trust, and contained an error in the legal opinion filed as an exhibit to Part C.  The Trust is filing this application for withdrawal of Post-Effective Amendment No. 45, and will file a separate Post-Effective Amendment pursuant to Rule 485(b) on April 10, 2017 for correcting the error in the legal opinion.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 45 has been signed by the President of the Trust this 10th day of April, 2017.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Anna Marie Lopez
Anna Marie Lopez
President